SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2011 – September 30, 2011) filed with the Tokyo Stock Exchange on Tuesday October 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 25, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2011 – September 30, 2011

October 25, 2011

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 76.65 to $1.00, the approximate exchange rate prevailing at September 30, 2011.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2011 to September 30, 2011

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Six Months Ended September 30, 2011 and 2010, and the Year Ended March 31, 2011

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
September 30, 2011	483,191	2.6%	77,181	69.0%	76,193	46.9%	45,335	33.1%
September 30, 2010	470,886	4.4%	45,667	124.8%	51,884	136.0%	34,053	69.0%

“Comprehensive Income (Loss) Attributable to ORIX Corporation” was ¥19,322 million for the six months ended September 30, 2011 (year-on-year change was a 29.9% increase) and ¥14,874 million for the six months ended September 30, 2010 (year-on-year change was a 16.6% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2011	421.70	352.31
September 30, 2010	316.81	267.19

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2011	8,255,173	1,368,548	1,330,274	16.1%
March 31, 2011	8,581,582	1,341,028	1,319,341	15.4%

2. Dividends for the Year Ended March 31, 2011 (Unaudited)

Dividends Per Share
March 31, 2011	80.00

3. Forecasts for the Year Ending March 31, 2012 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2012	980,000	1.3%	77,500	15.2%	720.94

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,249,238 as of September 30, 2011, and 110,245,846 as of March 31, 2011.

2. The number of treasury stock was 2,738,057 as of September 30, 2011, and 2,747,344 as of March 31, 2011.

3. The average number of shares was 107,504,306 for the six months ended September 30, 2011, and 107,485,956 for the six months ended September 30, 2010.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended September 30, 2011

		Fiscal period ended Sept. 30, 2010	Fiscal period ended Sept. 30, 2011	Change	Year on Year Change
Total Revenues	(millions of yen)	470,886	483,191	12,305	3%
Income Before Income Taxes	(millions of yen)	51,884	76,193	24,309	47%
Net Income Attributable to ORIX Corporation	(millions of yen)	34,053	45,335	11,282	33%
Earnings Per Share
(Basic)	(yen)	316.81	421.70	104.89	33%
(Diluted)	(yen)	267.19	352.31	85.12	32%
ROE (Annualized)*	(%)	5.3	6.8	1.5	—
ROA (Annualized)*	(%)	0.83	1.08	0.25	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Economic Environment

The global economy continued to show moderate recovery. However, uncertainty is growing due in part to the spread of the European credit crisis, delayed economic recovery and fiscal concerns in advanced economies and tightened monetary policies in emerging economies.

In the United States, housing investment and employment remain weak, giving rise to a sense of slowdown amid a weakening business sentiment and an anticipated end to quantitative easing.

There continue to be lingering financial concerns related to the peripheral states in the European Union, which affect the financial and capital markets. Repercussions are starting to be felt in the real economy, with business confidence rapidly deteriorating even among core European Union states such as Germany. Despite the temporary avoidance of a debt crisis through the cooperation of countries around the world, the issue has yet to be resolved.

Emerging economies in Asia continue to experience stable growth, yet the specter of inflation continues to simmer beneath the surface. The rate of growth is currently expected to slow due to the slowdown of the European and United States economies.

The Japanese economy continues to tread water despite recovery from effects of the Great East Japan Earthquake (hereinafter “the earthquake”) and a partial recovery in production activity. Amid the confusion in the global financial markets, the yen continues to remain at a historic high, putting a squeeze on economic recovery.

Overview of Business Performance (April 1, 2011 to September 30, 2011)

Revenues for the six-month period ended September 30, 2011 (hereinafter “the second consolidated period”) increased 3% to ¥483,191 million compared to ¥470,886 million during the same period of the previous fiscal year. Interest on loans and investment securities decreased compared to the same period of the previous fiscal year in line with a decrease in the balance of installment loans. Meanwhile, operating lease revenues increased compared to the same period of the previous fiscal year mainly due to an increase in sales of automobiles in the Maintenance Leasing segment and an increase in aircraft operating lease revenues in the Overseas Business segment, and brokerage commissions and net gains on investment securities increased compared to the same period of the previous fiscal year due to the sale of shares of Aozora Bank.

Total expenses decreased 5% to ¥406,010 million compared to ¥425,219 million during the same period of the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. In addition, write-downs of securities decreased mainly due to the absence of write-downs recorded for non-marketable securities during the same period of the previous fiscal year.

Equity in net income (loss) of affiliates recorded a loss of ¥2,810 million down from a profit of ¥5,871 million for the previous fiscal year. A write-down was recorded for the equity-method affiliate Monex Group, Inc..

As a result of the foregoing, income before income taxes and discontinued operations increased 47% to ¥76,193 million compared to ¥51,884 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 33% to ¥45,335 million from ¥34,053 million during the same period of the previous fiscal year.

Segment Information

All segments, with the exception of the Retail segment, which recognized a write-down on investment in affiliates, recorded increased profits compared to the same period of the previous fiscal year.

In line with a change in management classification, the environment and energy related businesses, which were heretofore included in the Corporate Financial Services segment have been included in the Investment Banking segment during the second consolidated period, and the Investment Banking segment has been renamed the Investment and Operation segment.

Due to these changes, the reclassified figures are shown for the second consolidated period and the fiscal year ended March 31, 2011 (See page 11, “Segment Information”).

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment revenues decreased 10% to ¥36,060 million compared to ¥40,119 million during the same period of the previous fiscal year due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of selective new loan execution continuing from the previous fiscal year despite robust direct financing lease revenues.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year, resulting from decreases in provision for doubtful receivables and probable loan losses and interest expense.

As a result, segment profits increased 105% to ¥8,556 million compared to ¥4,166 million during the same period of the previous fiscal year.

Segment assets decreased 8% compared to March 31, 2011 to ¥891,819 million due to a decline in investment in direct financing leases and the balance of installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Despite limited recovery in domestic capital expenditure and an otherwise bleak business environment outlook, Maintenance Leasing segment revenues have remained stable due to the ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

Segment revenues remained robust, increasing 4% to ¥117,546 million compared to ¥112,511 million during the same period of the previous fiscal year due to solid revenues from operating leases including the sales of used automobiles. Segment expenses remained flat year on year.

As a result, segment profits increased 30% to ¥18,312 million compared to ¥14,041 million during the same period of the previous fiscal year.

Segment assets increased 3% compared to March 31, 2011 to ¥515,360 million due to an increase in investment in direct financing leases and operating lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings; condominium development and sales; hotel, golf course and training facility operation; senior housing development and management; REIT asset management; real estate investment and advisory services and real estate finance.

A post-earthquake drop in sales was feared in the residential condominium market, but a calm is returning to the market as evidenced by contract completion rates surpassing the key benchmark level of 70% in the Tokyo metropolitan area.

Under these conditions, the number of condominiums delivered increased to 467 units compared to 437 units during the same period of the previous fiscal year.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to consider the acquisition of new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

The real estate operating business, which consists of various businesses such as hotels, Japanese inns, golf courses and training facilities, has stable revenues despite a small portion of facilities having halted operation at the beginning of the fiscal year due to the earthquake.

Segment revenues decreased 4% to ¥95,906 million compared to ¥99,507 million during the same period of the previous fiscal year due to a decrease in the sale of real estate under operating leases and delivery of condominium units being partially offset by an increase in operating lease revenues resulting from an increase in the number of properties in operation.

Segment expenses decreased compared to the same period of the previous fiscal year due to a decrease in write-downs of securities, write-downs of long-lived assets and interest expense offsetting an increase in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 44% to ¥3,454 million compared to ¥2,392 million during the same period of the previous fiscal year due to gains on sales recorded by a real estate joint venture.

Segment assets decreased 5% compared to March 31, 2011 to ¥1,467,636 million due to the sales of real estate under operating leases and decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital, securities brokerage and the environment and energy -related businesses.

The domestic IPO market has been stagnant since the Lehman Shock, but there continue to be steady corporate realignment activities such as mergers, acquisitions and de-listings.

Segment revenues decreased 12% to ¥40,166 million compared to ¥45,892 million during the same period of the previous fiscal year in line with decreased revenues as a result of the sale of a consolidated subsidiary during the previous fiscal year despite gains on investment securities from the sale of Aozora Bank shares and robust collection and fee revenues in the servicing business.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year due to the effects of the sale of a consolidated subsidiary during the previous fiscal year in addition to decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

Segment profits increased 132% to ¥14,931 million compared to ¥6,432 million during the same period of the previous fiscal year due to the foregoing in addition to increased profits from equity-method affiliates.

Segment assets remained flat at ¥511,850 million compared to March 31, 2011.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

In the life insurance business, insurance-related income grew steadily due to an increase in the number of policies in force.

Both corporate lending and individual home loans steadily increased in the banking business, and both revenues and profits increased.

As a result of the foregoing, segment revenues increased 6% to ¥79,829 million compared to ¥75,237 million during the same period of the previous fiscal year. Segment expenses remained flat year on year. However, segment profits decreased 55% to ¥6,855 million compared to ¥15,175 million during the same period of the previous fiscal year resulting from the recognition of a write-down of the equity-method affiliate Monex Group, Inc..

Segment assets remained flat compared to March 31, 2011 at ¥1,670,787 million due to an increase in installment loans being offset by a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The moderate recovery experienced in the United States may be slowing down as housing investment and employment data continue to raise concern and quantitative easing measures are expected to conclude. Meanwhile, there is the possibility of a short-term adjustment phase in Asia, which is continuing to see strong economic performance, in response to concerns regarding inflation and the effects of European and United States economic slowdown.

Segment revenues increased 9% to ¥91,308 million compared to ¥83,897 million during the same period of the previous fiscal year due to direct financing leases in Asia, automobile and aircraft operating leases, in addition to revenue contributions from Red Capital (a loan servicing company) and Mariner Investment (a fund management company) acquired last year as well as gains on investment securities in the United States.

Segment expenses increased due to an increase in interest expense despite a decrease in provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 29% to ¥29,069 million compared to ¥22,478 million during the same period of the previous fiscal year.

Segment assets decreased 9% compared to March 31, 2011 to ¥889,259 million due to the effects of the appreciated yen and sales of municipal bonds and loans in the United States, offsetting increases from new investments in a water business company in China and a life insurance company in South Korea.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profits or segment assets stemming from the European financial problems.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Year Ended March 31, 2011	Fiscal Period Ended Sept. 30, 2011	Change	Year on Year Change
Total Assets	(millions of yen)	8,581,582	8,255,173	(326,409)	(4%)
(Segment Assets)		6,142,818	5,946,711	(196,107)	(3%)
Total Liabilities	(millions of yen)	7,206,652	6,853,677	(352,975)	(5%)
(Long- and Short-term Debt)		5,009,901	4,667,002	(342,899)	(7%)
(Deposits)		1,065,175	1,061,421	(3,754)	(0%)
Shareholders’ Equity*	(millions of yen)	1,319,341	1,330,274	10,933	1%

Note 3: Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity.

Total assets decreased 4% to ¥8,255,173 million from ¥8,581,582 million on March 31, 2011. Investment in operating leases increased due to the completion of large properties under operating leases. However, installment loans decreased as a result of selective loan execution, continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in trading securities overseas and specified bonds in Japan which offset increases resulting from new transactions overseas in addition to a decrease in investment in affiliates due to the recognition of a write-down. Segment assets decreased 3% compared to March 31, 2011 to ¥5,946,711 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt and deposits decreased compared to March 31, 2011.

Shareholders’ equity increased 1% compared to March 31, 2011 to ¥1,330,274 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2012

Based on the operating environment described above, ORIX Corporation forecasts total revenues of ¥980,000 million (up 1% year on year) and net income attributable to ORIX Corporation of ¥77,500 million (up 15% year on year) for the fiscal year ending March 31, 2012.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy.

Maintenance Leasing segment revenues are forecasted to be stable through the expansion of high value-added services.

The Real Estate segment is seeking to strengthen its stable revenue base by continuous asset turnover, joint investments with overseas investors and promotion of its real estate-related asset management business.

The Investment and Operation segment aims for stable revenues through business expansion capitalizing on loan servicing expertise and promotion of equity investments.

Retail segment forecasts profit contributions with the expansion of the life insurance and banking businesses.

The Overseas Business segment aims to expand stable revenues centered around subsidiaries added to the Group during the previous fiscal year in the United States. In addition, it will embrace growth in emerging markets such as Asia, while capitalizing on the network and operating base that it has established over the years.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2011 Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 24, 2011.

(1) Condensed Consolidated Balance Sheets

(As of September 30, 2011 and March 31, 2011)

(Unaudited)

		(millions of yen, millions of US$)

Assets	March 31, 2011	September 30, 2011	U.S. dollars September 30, 2011

Cash and Cash Equivalents	732,127	710,303	9,267
Restricted Cash	118,065	125,782	1,641
Time Deposits	5,148	1,566	20
Investment in Direct Financing Leases	830,853	813,525	10,614
Installment Loans	2,983,164	2,760,017	36,008
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(139,134)	(1,815)
Investment in Operating Leases	1,270,295	1,278,964	16,686
Investment in Securities	1,175,381	1,167,372	15,230
Other Operating Assets	235,430	239,959	3,131
Investment in Affiliates	373,376	337,452	4,403
Other Receivables	182,013	190,150	2,481
Inventories	108,410	103,591	1,351
Prepaid Expenses	44,551	47,312	617
Office Facilities	102,403	123,048	1,605
Other Assets	574,516	495,266	6,461

Total Assets	8,581,582	8,255,173	107,700

Liabilities and Equity

Short-Term Debt	478,633	393,742	5,137
Deposits	1,065,175	1,061,421	13,848
Trade Notes, Accounts Payable and Other Liabilities	304,354	320,436	4,180
Accrued Expenses	118,359	100,451	1,311
Policy Liabilities	398,265	396,541	5,173
Current and Deferred Income Taxes	182,501	177,348	2,314
Security Deposits	128,097	130,478	1,702
Long-Term Debt	4,531,268	4,273,260	55,750

Total Liabilities	7,206,652	6,853,677	89,415

Redeemable Noncontrolling Interests	33,902	32,948	430

Commitments and Contingent Liabilities

Common Stock	143,995	144,007	1,879
Additional Paid-in Capital	179,137	179,145	2,337
Retained Earnings	1,141,559	1,178,318	15,373
Accumulated Other Comprehensive Income (Loss)	(96,180)	(122,193)	(1,594)
Treasury Stock, at Cost	(49,170)	(49,003)	(640)

Total ORIX Corporation Shareholders’ Equity	1,319,341	1,330,274	17,355

Noncontrolling Interests	21,687	38,274	500

Total Equity	1,341,028	1,368,548	17,855

Total Liabilities and Equity	8,581,582	8,255,173	107,700

	March 31, 2011	September 30, 2011	U.S. dollars September 30, 2011
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	11,503	5,748	75
Defined benefit pension plans	(11,098)	(10,982)	(143)
Foreign currency translation adjustments	(95,574)	(116,620)	(1,522)
Net unrealized gains (losses) on derivative instruments	(1,011)	(339)	(4)

	(96,180)	(122,193)	(1,594)

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2010 and 2011)

(Unaudited)

				(millions of yen, millions of US$)

	Six Months ended September 30, 2010	Period -over- period (%)	Six Months ended September 30, 2011	Period -over- period (%)	U.S. dollars Six Months ended September 30, 2011
Total Revenues:	470,886	104	483,191	103	6,304

Direct financing leases	24,815	97	25,149	101	328
Operating leases	139,681	103	150,305	108	1,961
Interest on loans and investment securities	87,214	118	75,473	87	985
Brokerage commissions and net gains on investment securities	11,281	107	18,960	168	247
Life insurance premiums and related investment income	59,648	104	63,500	106	829
Real estate sales	19,419	92	16,202	83	211
Gains on sales of real estate under operating leases	438	19	253	58	3
Other operating revenues	128,390	103	133,349	104	1,740

Total Expenses:	425,219	99	406,010	95	5,297

Interest expense	64,411	150	57,540	89	751
Costs of operating leases	93,822	98	94,799	101	1,237
Life insurance costs	44,772	96	46,197	103	603
Costs of real estate sales	18,628	90	16,561	89	216
Other operating expenses	76,570	109	80,227	105	1,046
Selling, general and administrative expenses	97,556	90	93,456	96	1,219
Provision for doubtful receivables and probable loan losses	13,709	35	8,797	64	115
Write-downs of long-lived assets	3,725	—	1,900	51	25
Write-downs of securities	11,896	196	6,629	56	86
Foreign currency transaction loss (gain), net	130	36	(96)	—	(1)

Operating Income	45,667	225	77,181	169	1,007

Equity in Net Income (Loss) of Affiliates	5,871	—	(2,810)	—	(37)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	346	5	1,822	527	24

Income before Income Taxes and Discontinued Operations	51,884	236	76,193	147	994

Provision for Income Taxes	19,767	220	29,828	151	389

Income from Continuing Operations	32,117	247	46,365	144	605

Discontinued Operations:
Income from discontinued operations, net	5,482		1,761		23
Provision for income taxes	(2,481)		(685)		(9)

Discontinued operations, net of applicable tax effect	3,001	40	1,076	36	14

Net Income	35,118	171	47,441	135	619

Net Income Attributable to the Noncontrolling Interests	165	—	841	510	11

Net Income Attributable to the Redeemable Noncontrolling Interests	900	83	1,265	141	17

Net Income Attributable to ORIX Corporation	34,053	169	45,335	133	591

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Six Months Ended September 30, 2010 and 2011)

(Unaudited)

		(millions of yen, millions of US$)

	Six Months ended September 30, 2010	Six Months ended September 30, 2011	U.S. dollars Six Months ended September 30, 2011
Net Income:	35,118	47,441	619

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	489	(5,683)	(74)
Net change of defined benefit pension plans	151	116	2
Net change of foreign currency translation adjustments	(23,503)	(27,417)	(358)
Net change of unrealized gains (losses) on derivative instruments	511	666	9
Total other comprehensive income (loss)	(22,352)	(32,318)	(421)

Comprehensive Income (Loss)	12,766	15,123	198

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(535)	(2,638)	(34)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,573)	(1,561)	(20)

Comprehensive Income (Loss) Attributable to ORIX Corporation	14,874	19,322	252

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

								(millions of yen, millions of US$)

	Six Months ended September 30, 2010		Six Months ended September 30, 2011		U.S. dollars Six Months ended September 30, 2011		March 31, 2011	September 30, 2011	U.S. dollars September 30, 2011
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets

Corporate Financial Services	40,119	4,166	36,060	8,556	470	112	968,327	891,819	11,635
Maintenance Leasing	112,511	14,041	117,546	18,312	1,534	239	502,738	515,360	6,723
Real Estate	99,507	2,392	95,906	3,454	1,251	45	1,539,814	1,467,636	19,147
Investment and Operation	45,892	6,432	40,166	14,931	524	195	506,011	511,850	6,678
Retail	75,237	15,175	79,829	6,855	1,042	89	1,653,704	1,670,787	21,798
Overseas Business	83,897	22,478	91,308	29,069	1,191	379	972,224	889,259	11,602

Segment Total	457,163	64,684	460,815	81,177	6,012	1,059	6,142,818	5,946,711	77,583

Difference between Segment Total and Consolidated Amounts	13,723	(12,800)	22,376	(4,984)	292	(65)	2,438,764	2,308,462	30,117

Consolidated Amounts	470,886	51,884	483,191	76,193	6,304	994	8,581,582	8,255,173	107,700

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

In line with a change in management classification, the environment and energy related businesses, which were heretofore included in the Corporate Financial Services segment have been included in the Investment Banking segment during the second consolidated period, and the Investment Banking segment has been renamed the Investment and Operation segment.

Due to these changes, the reclassified figures are shown for the six months ended September 30, 2010 and as of March 31, 2011

2. Geographic Information

				(millions of yen, millions of US$)

	Six Months ended September 30, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	379,843	68,263	39,595	(16,815)	470,886
Income before Income Taxes	35,268	9,491	12,607	(5,482)	51,884

	Six Months ended September 30, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	376,957	59,166	50,972	(3,904)	483,191
Income before Income Taxes	47,395	13,160	17,399	(1,761)	76,193

	U.S. dollars Six Months ended September 30, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	4,918	772	665	(51)	6,304
Income before Income Taxes	618	172	227	(23)	994

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Event

There is no corresponding item.